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EMAIL: KSCHLESINGER@OLSHANLAW.COM
DIRECT DIAL:  212.451.2252

July 14, 2016

VIA EDGAR

United States Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nathan’s Famous, Inc.
Preliminary Proxy Statement on Schedule 14A

Dear Staff of the U.S. Securities and Exchange Commission:

We are writing to advise the Staff (the “Staff”) of the U.S. Securities and Exchange Commission that we serve as counsel to Nathan’s Famous, Inc., a Delaware corporation (the “Company”). The Company is filing the accompanying preliminary proxy statement (the “Proxy Statement”) on Schedule 14A in preliminary form because the Company has received notice from an individual stating his intention to nominate himself for election as a director at the Company’s 2016 annual meeting of stockholders (the “Annual Meeting”) and the Company has commented on such potential nomination in the Proxy Statement. The Company is unsure whether such individual intends to pursue his nomination to the Board of Directors at the Annual Meeting.

The Staff is invited to contact the undersigned at 212-451-2252 with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any comments.  Thank you for your assistance.

Sincerely,

/s/ Kenneth A. Schlesinger

Kenneth A. Schlesinger

cc:	Ronald DeVos, Nathan’s Famous, Inc.
Steve Wolosky, Olshan Frome Wolosky LLP

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